UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,28050 Madrid Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    No    ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in accordance with the provisions of Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

Today BBVA reached an agreement with Allianz, Compañía de Seguros y Reaseguros, S.A. (“Allianz”) in order to create a bancassurance partnership, for the purpose of developing the non-life insurance business in Spain, excluding the health insurance line (the “Transaction”).

The Transaction will be implemented through the creation by BBVA Seguros, S.A., de Seguros y Reaseguros (“BBVA Seguros”) of a newly-incorporated insurance company (the “Company”), to which the assets and liabilities related to the non-life insurance business owned by BBVA Seguros will be contributed.

The agreements to be signed at closing of the Transaction will include, among others, a distribution agreement for a 15-year term under which BBVA will distribute in Spain, on an exclusive basis, the non-life insurance products of the Company (excluding the health insurance line) on the terms and conditions established in such agreement.

In addition, on the closing date of the Transaction, BBVA Seguros will transfer 50 percent plus one share of the Company to Allianz for an initial fixed price of approximately 277 million euros, which will be adjusted based on the variation in the Company’s shareholders equity between signing and closing date. In addition to the initial fixed price, Allianz shall pay to BBVA Seguros, if applicable, a variable price of up to 100 million euros related to achieving specific business goals and attaining certain milestones included in the integration plan agreed by the parties.

Excluding the variable part of the price, it is estimated that the Transaction will generate a profit net of taxes amounting to approximately 300 million euros, and that the positive impact on the fully loaded CET1 capital ratio of BBVA Group will be approximately 7 basis points.

The closing of the Transaction is subject to obtaining the required regulatory authorizations.

Madrid, April 27, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 27, 2020	By: /s/ Victoria del Castillo Marchese
Name: Victoria del Castillo Marchese
Title: Global Head of Strategy & M&A